Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used but not defined herein have the meanings ascribed to them in the prospectus dated August 23, 2021 (the “Prospectus”) which forms a part of AMPSA’s Registration Statement on Form F-1, as amended (Registration Statement No. 333-258749).

Introduction

The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Description of the Business Combination

On February 22, 2021, GHV, AMPSA, AGSA and MergeCo entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the transactions contemplated thereby. On August 4, 2021, the Business Combination was consummated pursuant to the Business Combination Agreement.

For a description of the Business Combination, please see the sections entitled “Prospectus Summary — Recent Developments — The Business Combination” and “Certain Relationships and Related Person Transactions — Business Combination Agreement” in the Prospectus.

Accounting Treatment of the Business Combination

As the first step within the Business Combination, AGSA undertook the Pre-Closing Restructuring which was accounted for as a capital reorganization, completed on April 1, 2021 whereby AGSA effected a series of transactions that resulted in among other things, (a) the AMP Business being wholly owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that were held by the AMP Entities being transferred to subsidiaries of AGSA that are not the AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities. These transactions were accounted for as a capital reorganization as, prior to the Pre-Closing Restructuring, AMPSA did not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. Following this first step, AMPSA continued to be a wholly owned subsidiary of AGSA.

The capital reorganization was followed at closing by a Merger whereby MergeCo (a wholly owned subsidiary of AMPSA) merged with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA. This Merger transaction was accounted for within the scope of IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as GHV was not considered a business as defined by IFRS 3 (Business Combinations) given it consisted predominantly of cash in the Trust Account. Under this method of accounting, GHV was treated as the “acquired” company for financial reporting purposes. In order to reach this conclusion, the following factors were also taken into consideration: (i) the business comprises the ongoing operations of AMPSA; (ii) senior management comprise the senior management of AMPSA; and (iii) the pre-Business Combination shareholders of AMPSA have the largest ownership of AMPSA and the right to appoint the highest number of board members relative to other shareholders.

In accordance with IFRS 2, the difference in the fair value of the consideration, i.e. shares and warrants issued by AMPSA, for the acquisition of GHV over the fair value of the identifiable net assets of GHV represents a service for listing of AMPSA and was accounted for as a share-based payment expense. The consideration for the acquisition of GHV was determined using the closing prices of GHV’s publicly traded GHV Class A Common Stock and the Public Warrants traded on Nasdaq under the ticker symbols “GRSV” and “GRSVW” in addition to the calculated fair value, using a Black Scholes valuation, of Private Placement Warrants, each as of the Closing Date.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021, gives pro forma effect to the Merger and the PIPE Investment as if they had been consummated as of that date. The Pre-Closing Restructuring and Notes Offering are reflected in AMPSA’s historical unaudited consolidated interim statement of financial position as of June 30, 2021. The unaudited pro forma condensed combined income statement for the twelve months ended December 31, 2020, and the six months ended June 30, 2021, give pro forma effect to the Business Combination as if it had occurred as of January 1, 2020, the beginning of the earliest period presented. This information should be read in conjunction with the AMP Business’s audited combined financial statements and GHV’s audited financial statements (as restated) respectively, and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Selected Historical Financial Data of GHV,” “Selected Historical Combined Financial and Other Data of the AMP Business,” and other financial information included in the Prospectus, as well as the AMPSA’s unaudited consolidated interim financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this prospectus supplement and GHV’s unaudited financial statements for the three and six months ended June 30, 2021 included in the Prospectus.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 has been prepared using the following:

•	AMPSA’s historical unaudited consolidated interim statement of financial position as of June 30, 2021, as included elsewhere in this prospectus supplement; and

•	GHV’s historical unaudited balance sheet as of June 30, 2021, as included in the Prospectus.

The unaudited pro forma condensed combined income statement for the six months ended June 30, 2021 has been prepared using the following:

•	AMPSA’s historical unaudited consolidated interim income statement for the six months ended June 30, 2021, as included elsewhere in this prospectus supplement; and

•	GHV’s historical unaudited statement of operations for the six months ended June 30, 2021, as included in the Prospectus.

The unaudited pro forma condensed combined income statement for the twelve months ended December 31, 2020 has been prepared using the following:

•	AMP Business’s historical audited combined income statement for the twelve months ended December 31, 2020, as included in the Prospectus; and

•	GHV’s historical audited statement of operations (as restated) for the period from June 25, 2020 (inception) to December 31, 2020, as included in the Prospectus.

The following table summarizes the pro forma weighted average number of Shares outstanding following the completion of the Business Combination:

	(Shares)%
Replacement of GHV Class A Common Stock	52,500,000
Less: Redeemed Class A Common Stock	(22,324,173)
Public Shareholders (former GHV Class A stockholders)	30,175,827	5.0%
Replacement of GHV Class F Common Stock	13,125,000
Less: Forfeited Class F Common Stock	(3,281,250)
Class F Common Stock	9,843,750	1.6%
Total Shares to be issued to GHV stockholders	40,019,577	6.6%
PIPE Shares	69,500,000	11.5%
Shares to be issued to Ardagh Group S.A	493,763,520	81.9%
Pro forma weighted average shares outstanding of Shares – basic and diluted	603,283,097	100.0%

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the AMPSA’s actual financial position or results of operations would have been had the Business Combination been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of AMPSA following the Business Combination. The unaudited pro forma adjustments are based on information currently available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present such unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

As of June 30, 2021

	AMPSA Historical	GHV Historical US-GAAP(1)	IFRS Conversion and Reclassification Adjustments(2)	Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)	(in $’m)	(in $’m)	(in $’m)		(in $’m)
Balance sheet
Non-current assets
Intangible assets	1,774	—	—	—		1,774
Property, plant and equipment	1,493	—	—	—		1,493
Derivative financial instruments	24	—	—	—		24
Deferred tax assets	119	—	—	—		119
Other non-current assets	4	—	525	(525	)(4)	4
Investments and cash held in Trust Account	—	525	(525)	—		—
	3,414	525	—	(525)		3,414
Current assets
Inventories	301	—	—	—		301
Trade and other receivables	602	—	—	—		602
Prepaid assets	—	—	—	—		—
Contract asset	140	—	—	—		140
Derivative financial instruments	87	—	—	—		87
Cash and cash equivalents	587	—	—	302	(4)	—
	—	—	—	695	(6)	—
	—	—	—	(997	)(7)	—
	—	—	—	(88	)(8)	—
	—	—	—	(18	)(9)	481
	1,717	—	—	(106)		1,611
TOTAL ASSETS	5,131	525	—	(631)		5,025

	AMPSA Historical	GHV Historical US-GAAP(1)		IFRS Conversion and Reclassification Adjustments(2)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)	(in $’m)		(in $’m)		(in $’m)		(in $’m)
Equity attributable to owners of the parent AMPSA
Issued capital	6	—		—		—	(5)	—
	—	—		—		1	(6)	—
	—	—		—		—	(7)	—
						—	(10)	7
Share premium	4,982	—		—		277	(5)	—
	—	—		—		694	(6)	—
	—	—		—		88	(7)	—
						(32	)(8)	—
	—	—		—		123	(10)	6,132
Other reserves	(5,757)	—		—		65	(10)	(5,692)
Retained Earnings	29	—		—		(45	)(8)	—
		—		—		(188	)(10)	(204)
GHV – Stockholders’ equity:	—	—		—		—		—
Preferred stock	—	—	(1a)	—		—	(5)	—
Class A Common Stock	—	—	(1b)	—		—	(5)	—
Class F Common Stock	—	—	(1c)	—		—	(5)	—
Additional paid-in-capital	—	—		—		—	(5)	—
Accumulated deficit	—	(59)		34	(3b)	25	(5)	—
TOTAL EQUITY	(740)	(59)		34		1,008		243
Commitments and Contingencies:
Class A Common Stock subject to possible redemption	—	525		(525	)(3a)	—		—

	AMPSA Historical	GHV Historical US-GAAP(1)	IFRS Conversion and Reclassification Adjustments(2)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)	(in $’m)	(in $’m)		(in $’m)		(in $’m)
Non-current liabilities
Borrowings	2,891	—	525		(223	)(4)	—
	—	—	—		(302	)(5)	2,891
Employee benefit obligations	200	—	—		—		200
Deferred tax liabilities	250	—	—		—		250
Provisions and other liabilities	323	—	—		—		323
Derivative financial instruments	2	—	—		—		2
Other non-current liabilities	—	—	18		(18	)(9)	—
Deferred underwriting compensation	—	18	(18)		—		—
	3,666	18	525		(543)		3,666
Current liabilities
Borrowings	48	—	—		—		48
Interest Payable	27	—	—		—		27
Derivative financial instruments	11	—	—		—		11
Trade and other payables	968	—	7		(11	)(8)	964
Accrued expenses, formation and offering costs	—	7	(7)		—		—
State franchise tax accrual	—	—	—		—		—
Private warrants derivative liability		13	(13	)(3b)
Public warrants derivative liability		21	(21	)(3b)
Income tax payable	53	—	—		—		53
Provisions	11	—	—		—		11
Deferred Income	2	—	—		—		2
AMP Promissory Note	1,085	—	—		(1,085	)(7)	0
	2,205	41	(34)		(1,096)		1,116
TOTAL LIABILITIES	5,871	59	491		(1,639)		4,782
TOTAL EQUITY and LIABILITIES	5,131	525	—		(631)		5,025

GHV Historical Presentation (As Restated)

(1)	The historical financial information of GHV was prepared in accordance with U.S. GAAP.
(1a)	Represents preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding.
(1b)	Represents GHV Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized.
(1c)	Represents GHV Class F Common Stock, $0.0001 par value; 40,000,000 shares authorized, 13,125,000 shares issued and outstanding at June 30, 2021.

IFRS Conversion and Reclassification Adjustments

(2)	Reflects the reclassification adjustments to align GHV’s historical financial statement balances prepared in accordance with U.S. GAAP with the presentation of AMP’s financial statements prepared in accordance with IFRS.

(3a)	Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of GHV’s historical mezzanine equity (Class A common stock, 52,500,000 shares at June 30, 2021 (at redemption value of $10.00 per share), subject to possible redemption) into borrowings within non- current liabilities.

(3b)	Reflects the U.S. GAAP to IFRS adjustment related to the elimination of GHV’s historical derivative liabilities for public and private warrants. The Warrants issued in exchange for the GHV Warrants form part of the IFRS 2 expense further described in footnote 10 below.

Transaction Accounting Adjustments

(4)	Reflects (i) the withdrawal of funds from the Trust Account of $223 million following the exercise by GHV stockholders of their redemption rights with respect to 22,324,173 shares of GHV Class A Common Stock subject to redemption upon the consummation of the Merger, and (ii) the release of the remaining balance of $302 million of cash held in the Trust Account that has become available in connection with the Business Combination and, as a result, is classified as cash and cash equivalent.

(5)	Reflects the issuance of shares in AMPSA in exchange for (i) the remaining $302 million of GHV Class A Common Stock subject to possible redemption following GHV stockholders exercising their redemption rights as detailed in footnote 4 and (ii) an accumulated deficit after the U.S. GAAP to IFRS adjustment referred to in footnote 3b above, of $25 million, in total reflected as an increase within issued capital at the par value of €0.01 and the remainder being an increase in share premium.

(6)	Reflects the cash proceeds from the Subscribers that participated in the Business Combination and purchased 69.5 million of AMPSA Shares in a private placement for an aggregate purchase price of $695 million reflected as an increase within issued capital at the par value of €0.01 per share with the remainder being an increase in share premium.

(7)	Reflects the settlement of the AMP Promissory Note resulting from the Pre-Closing Restructuring. $997 million of the consideration payable to AGSA was settled in cash and the remaining $88 million were settled by the issuance of additional AMPSA Shares to AGSA, as a result of GHV stockholders exercising their redemption rights as detailed in footnote 4 and the Subscribers purchasing additional AMPSA Shares as detailed in footnote 6. The additional shares were issued to AGSA at $10.00 per share, reflected as an increase within issued capital at the par value per share of €0.01 and the remainder being an increase in share premium.

(8)	Reflects the incurrence and settlement in cash of estimated $88 million of non-recurring transaction cost incurred by GHV and Ardagh of which $77 million were not accrued and $11 million were accrued at June 30, 2021, respectively. Such transaction costs include, but are not limited to, advisory fees, legal fees, and registration fees, as those transaction costs and were refunded to GHV and AGSA upon the consummation of the Business Combination. Equity issuance costs of $32 million are presented as a deduction from equity in accordance with IAS 32 as an offset to share premium and $45 million are expensed through retained earnings. In addition, $11 million of non-recurring transaction cost, that were accrued as at June 30, 2021 within trade and other payables in the historical financial statements of AMPSA and GHV, have also assumed to be settled in cash. The adjustments for transaction costs expensed in the pro forma income statements for the periods presented are further discussed below in footnote E.

(9)	Reflects the cash settlement upon consummation of the Merger of GHV’s deferred underwriting compensation incurred as part of GHV’s initial public offering on August 10, 2020.

(10)	The Merger is accounted for under IFRS 2. The difference in the estimated fair value of equity instruments, i.e. shares and warrants issued by AMPSA, over the fair value of identifiable net assets of GHV represents a service for listing of the Shares and is accounted for as a share based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash and non-recurring expense, is estimated to be $188 million, based on the calculation included in the below table using GHV market prices as of the Closing Date for both the Public Warrants to be automatically converted into Warrants and GHV Class A Common Stock to be exchanged for Shares to be issued by AMPSA. For the Private Placement Warrants to be automatically converted into Warrants, a valuation was performed as of the Closing Date for the purpose of determining the associated expense. The valuation applied a Black Scholes model, using key assumptions for volatility, risk-free rate and GHV Class A Common Stock price. We anticipate that the final IFRS 2 expense will be approximately $205 million when compared to the final net assets/(liabilities) of GHV as of the Closing Date.

	Shares/Warrants	in $ millions
Class A stockholders	30,175,827
Class F stockholders	9,843,750
Total Shares to be issued to GHV stockholders	40,019,577
Market value per share at the Closing Date	$10.59
Fair value of shares issued		424
Warrants to be issued
– GHV Private Placement Warrants	6,250,000
– GHV Public Warrants	10,499,984
Total Warrants to be issued to GHV Warrant holders	16,749,984
Fair value per Private Placement Warrant at the Closing Date	$2.59
Market value per Public Warrant at the Closing Date	$2.34
Fair value of warrants issued		41
Fair value of shares and warrants issued in consideration for combination		465
Net assets/(liabilities) of GHV at June 30, 2021		277
Difference — being IFRS 2 charge for listing services		188

PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2021

	AMPSA Historical		GHV Historical US-GAAP (As Restated)(B)	IFRS Conversion and Reclassification Adjustments(C)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)		(in $’m)	(in $’m)		(in $’m)		(in $’m)
Revenue	1,930		—	—		—		1,930
Cost of sales	(1,608)		—	—		—		(1,608)
Gross profit	322		—	—		—		322
Sales, general and administration expenses	(93)		—	(1)		—		(94)
Professional fees and other expenses	—		(7)	7		—		—
State franchise taxes, other than income tax				—		—		—
Expense from change in fair value of warrant liability	—		—	—	(D)	—		—
Intangible amortization	(78)		—	—		—		(78)
Exceptional operating items	(18	)(A)	—	(6)		11	(E)	(13)
Operating profit/(loss)	133		(7)	—		11		137
Net finance expense	(120)		—	—		17	(G)	(103)
Exceptional net finance expense	(51)		—	—		57	(G)	6
Other income – interest and dividend income	—		—	—		—		—
Profit/(loss) before tax	(38)		(7)	—		85		40
Income tax (charge)/credit	(19)		—	—		(3	)(H)	(22)
Income tax benefit	—		—	—		—		—
Exceptional income tax credit	9		—	—		(9	)(G)	—
Profit/(loss) for the year attributable to equity holders	(48)		(7)	—		73		18
Weighted average shares outstanding of
AMPSA Shares – basic and diluted	493,763,520							603,283,097
Loss per AMPSA Share, basic and diluted	$(0.10)							$0.03
Weighted average shares outstanding of GHV Class A Common Stock – basic and diluted	N/A		52,500,000
Loss per share of GHV Class A Common Stock, basic and diluted	N/A		$(0.12)
Weighted average shares outstanding of GHV Class F Common Stock – basic and diluted	N/A		13,125,000
Loss per share of GHV Class F Common Stock, basic and diluted	N/A		$(0.12)

PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020

	AMPSA Historical		GHV Historical US-GAAP (As Restated)(B)	IFRS Conversion and Reclassification Adjustments(C)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)		(in $’m)	(in $’m)		(in $’m)		(in $’m)
Revenue	3,451		—	—		—		3,451
Cost of sales	(2,896)		—	—		—		(2,896)
Gross profit	555		—	—		—		555
Sales, general and administration expenses	(176)		—	(1)		—		(177)
Professional fees and other expenses	—		(1)	1		—		—
State franchise taxes, other than income tax	—		—	—		—		—
Warrant liability expense			(11)	11	(D)
Allocated expense for warrant issuance cost			(1)	1	(D)
Intangible amortization	(149)		—	—		—		(149)
Exceptional operating items	(20	)(A)	—	—		(56	)(E)	—
	—		—	—		(188	)(F)	(264)
Operating profit/(loss)	210		(13)	12		(244)		(35)
Net finance expense	(70)		—	—		50	(G)	(20)
Other income – interest and dividend income	—		—	—		—		—
Profit/(loss) before tax	140		(13)	12		(194)		(55)
Income tax (charge)/credit	(43)		—	—		(6	)(H)	(49)
Income tax benefit	—		—	—		—		—
Exceptional income tax credit	14		—	—		—		14
Profit/(loss) for the year attributable to equity holders	111		(13)	12		(200)		(90)
Weighted average shares outstanding of AMPSA Shares – basic and diluted	493,763,520	(I)	N/A					603,283,097
Loss per AMPSA Share, basic and diluted	$0.22		N/A					$(0.15)
Weighted average shares outstanding of GHV Class A Common Stock – basic and diluted	N/A		$39,789,750
Loss per share of GHV Class A Common Stock, basic and diluted	N/A		(1.08)
Weighted average shares outstanding of GHV Class F Common Stock – basic and diluted	N/A		11,766,913
Loss per share of GHV Class F Common Stock, basic and diluted	N/A		$(1.08)

(A)	The following table is a bridge between exceptional operating items as presented in the table above and items as presented in the columnar presentation of the income statement for the six months ended June 30, 2021 as presented in the unaudited consolidated interim financial statement of AMPSA and included elsewhere in this prospectus supplement, and the twelve months ended December 31, 2020 as presented in the Combined Financial Statements of the AMP Business included in the Prospectus.

Six Months ended June 30, 2021
Exceptional items – cost of sales	8
Exceptional items – selling, general and administration expenses	10
Exceptional operating items	18

Twelve Months ended December 31, 2020
Exceptional items – cost of sales	7
Exceptional items – selling, general and administration expenses	13
Exceptional operating items	20

(B)	The historical financial information of GHV was prepared in accordance with U.S. GAAP and presents the period of June 25, 2020 (inception) to December 31, 2020 (as restated) and from January 1, 2021 to June 30, 2021.

(C)	Reflects the reclassification adjustments to align GHV’s historical financial statement balances prepared in accordance with U.S. GAAP with the presentation of AMP’s financial statements prepared in accordance with IFRS.

(D)	Reflects the elimination of any impact in GHV’s historical statement of operations related to the remeasurement of the derivative liabilities for public and private warrants, referenced in footnote (3b) above, as well as the elimination of warrant issuance cost.

(E)	Reflects the total estimated non-recurring transaction costs of $56 million incurred in respect of the Business Combination and as described previously in footnote 8 (of which $13 million related to the Pre-Closing Restructuring). These costs have been reflected as if incurred on January 1, 2020 for purposes of the unaudited pro forma condensed combined income statement for the year ended December 31, 2020. These costs have been presented as an exceptional operating item in line with the accounting policy of AMPSA. For purposes of the unaudited pro forma condensed combined income statement for the six months ended June 30, 2021 we have also eliminated $11 million in transaction costs expensed in the historical financial statements of both AMPSA and GHV for that period.

(F)	Reflects the estimated non-recurring IFRS 2 charge described in footnote 10 reflecting the difference between the fair value of equity instruments held by GHV stockholders and the fair value of the GHV identifiable net assets. These costs have been presented as an exceptional operating item in line with the accounting policy of AMPSA.

(G)	Represents the pro-forma impact interest expense charge, (including amortization of deferred financing fees) on amounts raised in the Notes Offering net of the elimination of interest on related party borrowings which were eliminated as part of the Pre-Closing Restructuring, effective April 1, 2021. For pro forma purposes we have given effect to the interest on the Notes Offering from January 1, 2020. For purposes of the pro forma condensed combined income statement for the six months ended June 30, 2021 we have eliminated interest on the related party borrowings from January 1, 2021 to March 31, 2021 and included interest on the amounts raised in the Notes Offering for the same period. Euro denominated adjustments to pro forma net interest expense for the Notes Offering are translated at the three months average rate to March 31, 2021, of $1.22, and at the twelve months average rate to December 31, 2020 of $1.14, respectively.

Six Months ended June 30, 2021
in $ millions
Interest on €450 million 2.00% Senior Secured Notes due 2028	3
Interest on $600 million 3.25% Senior Secured Notes due 2028	5
Interest on €500 million 3.00% Senior Unsecured Notes due 2029	5
Interest on $1,050 million 4.00% Senior Unsecured Notes due 2029	11
Amortization of deferred financing fees	2
Pro forma interest on Notes Offering	26
Less: interest on related party notes repaid/eliminated	(43)
Net interest saving	17

Year ended December 31, 2020
in $ millions
Interest on €450 million 2.00% Senior Secured Notes due 2028	10
Interest on $600 million 3.25% Senior Secured Notes due 2028	20
Interest on €500 million 3.00% Senior Unsecured Notes due 2029	17
Interest on $1,050 million 4.00% Senior Unsecured Notes due 2029	42
Amortization of deferred financing fees	7
Pro forma interest on Notes Offering	96
Less: interest on related party notes repaid/eliminated	(146)
Net interest saving	50

In addition, non-recurring charges of $52 million from Ardagh for unrecouped redemption premiums and issuance costs on related party borrowings, as well as $5 million, related to interest payable on the Notes Offering incurred prior to completion of the Pre-Closing Restructuring on April 1, 2021, have been eliminated from the historical exceptional net finance expense. The associated exceptional tax credit of $9 million related to these non-recurring costs as presented in the historical unaudited consolidated income statement for the six months ended June 30, 2021 has also been eliminated in this pro forma condensed combined income statement for the same period.

(H)	Reflects the cumulative impact on the income tax charge of the above adjustments, based on the relevant statutory tax rates, on the assumption that the level of debt and finance expense in each territory is within generally accepted ranges.

Supplemental pro-forma disclosure — Historical comparative per share data for AMPSA

(I)	As of August 4, 2021, the date of the completion of the Business Combination, 493,763,520 shares of the Company, with a par value €0.01 per share, were issued to AGSA. The following table sets forth the historical supplemental pro-forma share information for AMPSA for the years ended December 31, 2018, 2019 and 2020, respectively, as required by IAS 33, using the shares issued to AGSA to calculate supplemental pro-forma basic and diluted earnings per share (“EPS”) for all years presented.

($ in millions except per share data)
Year Ended December 31,	2020	2019	2018
Earnings/(loss) per share, basic and diluted	$0.22	$(0.08)	$(0.15)